Exhibit 12

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	1998	1999	2000	2001	2002

Earnings, as defined:
Income before income taxes	$133,806	$137,021	$210,701	$189,860	$10,525
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)
Equity in loss of equity method
investments	458	435	186	296	-
Minority interest in losses of majority
owned subsidiaries	(125)	(37)	(1,468)	(612)	(211)
Fixed charges, as below	69,923	72,243	73,261	85,034	62,658
Total earnings, as defined	$199,365	$208,825	$279,564	$272,958	$70,428

Fixed charges, as defined:
Interest charges	$60,677	$62,975	$63,339	$75,305	$60,031
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,445	8,313	8,886	8,142	857
Rental interest factor	801	955	1,036	1,587	1,770
Total fixed charges, as defined	$69,923	$72,243	$73,261	$85,034	$62,658

Ratio of earnings to fixed charges	2.85x	2.89x	3.82x	3.21x	1.12x